Exhibit 1.02

STONERIDGE, INC.

CONFLICT MINERALS REPORT

REPORTING YEAR: 2013

This report, for the year ended December 31, 2013, is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Conflict Minerals Rule”). The Conflict Minerals Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The Conflict Minerals Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum, tungsten, collectively are defined as “Conflict Minerals”. These requirements apply to registrants whatever the geographic origin of the Conflict Minerals and whether or not they fund armed conflict.

If a registrant can establish that the Conflict Minerals originated from sources other than the Democratic Republic of the Congo or certain adjoining countries (the “Covered Countries”) or from recycled or scrap sources, it must submit a Form SD which describes the reasonable country of origin inquiry completed by the registrant. If a registrant has reason to believe that any of the Conflict Minerals in its supply chain may have originated in any of the Covered Countries, or if it is unable to determine the country of origin of those Conflict Minerals, then the registrant must exercise due diligence on the Conflict Minerals’ source and chain of custody. The registrant must annually submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

COMPANY OVERVIEW

Stoneridge, Inc. (“Stoneridge”, the “Company”, “we” or “our”) is a global designer and manufacturer of highly engineered electrical and electronic components, modules and systems for the commercial vehicle, automotive, agricultural, motorcycle and off-highway vehicle markets. Our products and systems are critical elements in the management of mechanical and electrical systems to improve overall vehicle performance, convenience and monitoring in areas such as emissions control, fuel efficiency, safety, security and infotainment.

Background – Dodd-Frank ACT

The SEC rules, adopted pursuant to the Dodd-Frank Act, that require Stoneridge to file with the SEC a report disclosing whether our products contain Conflict Minerals that were sourced from the Democratic Republic of Congo and surrounding region (collectively the “DRC” or “Covered Area”).  Some of our products contain Conflict Minerals.

determinATIOn oF products likely to contain conflict minerals

Early in 2013 Stoneridge determined that certain Conflict Minerals (as that term is defined by Rule 13p-1) necessary to the functionality or production of its products were likely present in products, components or parts purchased from suppliers.

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REASONABLE COUNTRY OF ORIGIN INQUIRY

Stoneridge does not purchase Conflict Minerals directly from smelters or mines in the Covered Area, but purchases from suppliers, and therefore is several levels removed from the actual mining of Conflict Minerals. As such, we rely upon the information provided by our suppliers from their independent assessment programs.

Subsequent to the initial assessment that certain supplier parts likely contain Conflict Minerals, Stoneridge conducted a reasonable country of origin inquiry (“RCOI”) to determine which Stoneridge utilized products, components or parts purchased contain Conflict Minerals and whether such Conflict Minerals originated in the Covered Area.

Stoneridge contacted each of its suppliers and asked them to provide information on (1) whether Conflict Minerals were present in the products, components or parts purchased from that supplier and (2) whether the source of the Conflict Minerals was from the Covered Area. Each supplier was asked to complete a Conflict Minerals reporting template or complete a certification to certify to the accuracy of the response to the Company RCOI.

The Company contacted 912 suppliers, some numerous times, to provide RCOI information resulting in a 93.2% response rate. 707 Stoneridge suppliers contacted, or 77.5%, provided a certification that the Conflict Minerals in the supplied products, components or parts either did not contain Conflict Minerals or did not originate in the Covered Area, while 94 suppliers, or 10.3%, concluded that they were DRC Conflict Undeterminable and another 49 suppliers, or 5.4%, responded that they had not reached a conclusion.

Based on those RCOI responses, Stoneridge determined that it could not rule out the possibility that Conflict Minerals present in certain of its products, as well as Conflict Minerals utilized in the production of certain supplier products, components or parts, may have originated in the DRC or an Adjoining Country and were not from scrap or recycled sources. Therefore, in accordance with Rule 13p-1, Stoneridge conducted due diligence regarding the sources and chain of custody of its Conflict Minerals.

DUE DILIGENCE - FRAMEWORK

Stoneridge designed its due diligence framework to conform in all material respects with the framework provided by The Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, an internationally recognized due diligence framework.

The Company’s due diligence measures were designed such that they functioned as a continuation of our reasonable country of origin inquiry. Because of the Company’s downstream position in the supply chain, the principles outlined in the OECD framework for downstream companies with no direct relationships with smelters or mines was followed.

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DUE DILIGENCE - PROCESS

As Stoneridge does not purchase Conflict Minerals directly from smelters or mines or from the DRC or an Adjoining Country, we relied on our direct suppliers to provide information on the origin of the Conflict Minerals contained in our products.

A Conflict Minerals reporting template or inquiry letter was submitted to each supplier of parts the Company determined in good faith could potentially contain Conflict Minerals. That template provided a standardized method for Stoneridge to use in the collection of representations and data from Stoneridge suppliers relative to the presence and source of Conflict Minerals in supplier products, components or parts that are incorporated in Stoneridge products for sale to end-use customers.

In numerous instances Stoneridge received, after repeat inquires, inaccurate or incomplete information regarding the source(s) of origin of those Conflict Minerals. Nevertheless, each supplier response was evaluated and, where possible, validated to determine sufficiency and completeness of its response. For each supplier response that was insufficient or incomplete, Stoneridge contacted that supplier for follow up, sometimes contacting certain suppliers on multiple occasions.

DUE DILIGENCE - RESULTS

Stoneridge due diligence for calendar year 2013 found that its products containing or utilizing Conflict Minerals are DRC Conflict Undeterminable due to the following:

•	Some suppliers did not respond to our numerous due diligence requests.

•	Some suppliers provided insufficient or incomplete responses to our due diligence requests.

•	Some suppliers responded that it was uncertain or unknown relative to the sourcing of raw materials used in the production of parts/materials purchased by Stoneridge.

•	We do not purchase Conflict Minerals directly from smelters or mines.

•	We do not purchase Conflict Minerals directly from DRC or an Adjoining Country.

Our Conflict Minerals Report was not subjected to an independent private sector audit (“IPSA”) since the Rule does not require an IPSA for the first two years following November 13, 2012 if the result of due diligence is “DRC Conflict Undeterminable.”

RISK MITIGATION - IMPROVEMENT PROGRAM

The steps that Stoneridge expects to take in reporting year 2014 to mitigate the risk that Stoneridge purchased necessary Conflict Minerals may benefit or finance armed groups (in addition to conducting another country of origin inquiry) are as follows:

1.	Continue to work with suppliers who either did not respond or provided incomplete/ insufficient information in an effort to obtain compete and accurate information in 2014.

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2.	Request information and supporting data from each supplier providing products, components or parts to Stoneridge that are subject to 2014 reporting requirements by utilizing the EEIC-GeSI Conflict Minerals Reporting Template; and will pursue a completed template response that identifies material down to the smelter and mine, as necessary.

3.	Follow its due diligence process again to review and validate supplier responses that are obtained in support of Stoneridge 2014 Conflict Minerals reporting.

4.	Provide its Conflict Minerals Policy to suppliers as part of its Conflict Minerals reporting template based supplier inquiry process for 2014.

5.	Include a conflict minerals clause in Stoneridge purchase order standard terms and conditions and is adding a conflict minerals clause to its agreement templates for incorporation in new agreements. Stoneridge plans to review customer agreements and intends to add a conflict minerals clause as required.

PRODUCT DESCRIPTION

The following is a description of Stoneridge products for which supplier information was solicited regarding Conflict Mineral content or Conflict Mineral use in products, components or parts supplied to the Company:

Sensors

Switches

Valves

Actuators

Electronic instrument clusters and control units

Driver information systems

Electrical power and signal distribution products

Vehicle security alarms and convenience accessories

Vehicle tracking devices

In-vehicle audio and video devices

Caution Concerning Forward-Looking Statements

Certain statements in this report may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “intends,” “plans,” and similar expressions are used to identify these forward-looking statements. Examples of forward-looking statements include statements relating to our future plans, and any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially from these forward-looking statements. As a result, these statements speak only as of the date they are made and we undertake no obligation to update or revise any forward-looking statement, except as required by federal securities laws.